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MCN INVESTMENT CORPORATION                                          EXHIBIT 12-4
COMPUTATION OF INTEREST COVERAGE RATIO
(Dollars In Thousands)



The following table sets forth the interest coverage ratio for MCN Investment on a historical basis for the periods indicated. This ratio differs from the SEC prescribed "Ratio of Earnings to Fixed Charges" in its treatment of certain hybrid securities of MCN and MCN Investment.


                                                       Twelve Months       Twelve Months       Twelve Months
                                                           Ended               Ended               Ended
                                                       March 31, 1998    December 31, 1997   December 31, 1996
                                                       --------------    -----------------   -----------------
EARNINGS AS ADJUSTED:
Pretax income (1)                                      $ 64,965             $ 64,738            $ 24,208
Interest capitalized                                    (16,517)             (15,002)             (9,398)
Preferred dividend adjustment (2)                        34,701               39,956              17,989
Interest rate charges                                    52,052               40,476              32,696
                                                       --------             --------            --------
                                                       $135,201             $130,168            $ 65,495
                                                       ========             ========            ========

INTEREST RATE CHARGES:
Interest expensed                                      $ 69,932             $ 64,434            $ 40,523
Interest capitalized                                     16,517               15,002               9,398
Interest implicit in rentals                                304                  996                 764
Preferred dividends adjustment (2)                      (34,701)             (39,956)            (17,989)
                                                       --------             --------            --------
                                                       $ 52,052             $ 40,476            $ 32,696
                                                       ========             ========            ========

Interest Coverage Ratio                                    2.60                 3.22                2.00
                                                       ========             ========            ========

(1) Income from continuing operations before income taxes

(2) Preferred dividends expense of MCN allocated to MCN Investment which includes (a) dividends on the $100,000,000 of 9 3/8% redeemable preferred securities of MCN Michigan Limited Partnership, (b) dividends on the $132,250,000 of 8% FELINE PRIDES of MCN Financing III, (c) interest on the $130,000,000 of 6.82% Series Medium-Term Notes issued in conjunction with the $135,000,000 of 8% Preferred Redeemable Increased Dividend Equity Securities of MCN and (d) dividends on the $80,000,000 of 8 5/8% Trust Originated Preferred Securities of MCN Financing I.